Notice of Grant	Exhibit 4.5 RadiSys Corporation 5445 NE Dawson Creek Drive Hillsboro, OR 97124

Grant Number: Plan: ID:

Congratulations! You have been awarded an Option grant by the Board of Directors of RadiSys Corporation (the “Company”), to purchase Shares of Common Stock of the Company, subject to the terms and conditions of the Inducement Stock Plan for CCPU Employees (the “Plan”) and this Notice of Grant, as outlined below:

Date of Grant:	The date of the consummation of the Merger and the commencement of your employment with the Company or its Subsidiary

Exercise Price Per Share:

Total Number of Shares Granted:

Type of Option:	Non-qualified stock option

Expiration Date of Option:	Seventh anniversary of the Date of Grant

Detailed Vesting Schedule

Shares	Vest Type	Vest Date

Note: All dates in mm/dd/yyyy format

A copy of the Plan and the Plan Prospectus, which contain important terms and conditions, can be accessed from http://radisphere.radisys.com under Human Resources/Compensation/Stock Plans/Plan Document and Prospectus. If you’d like a hard copy of the documents, please contact Kim Moore at 503-615-1744 or via email kim.moore@radisys.com. To obtain a copy of the most recent RadiSys Annual Report, go to www.radisys.com under Investors/Annual Reports. By accepting this Option grant and exercising any portion of your Option, you agree to comply with all the terms of the Plan and this notification. Any capitalized terms not defined herein will have the same meaning as set forth in the Plan.

This Option grant is contingent upon and shall be effective as of the consummation of the Merger and the commencement of your employment with the Company or its Subsidiary. The Plan is discretionary in nature and may be amended, cancelled, or terminated at any time. The grant of Options is a one-time benefit offered solely to employees of CCPU or one of its Subsidiaries prior to the Merger who continue in employment after the Merger, and does not create any contractual or other right to receive a grant of Options or benefits in lieu of Options in the future.

Your participation in the Plan is voluntary. The value of the Option is an extraordinary item of compensation outside the scope of your employment contract, if any. As such, the Option is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension, or retirement benefits or similar payments.

The future value of the underlying Shares of the Company’s Common Stock is unknown and cannot be predicted with certainty. If the Shares underlying your Options do not increase in value, or if such Shares decrease in value, the Options will have no value.

When you exercise the Option, the Administrator may require you to pay the purchase price of Shares subject to the Option in a particular method of exercise (as set forth in Section 8(e) of the Plan), may allow you to exercise the Option only by means of a cashless exercise (either a cashless “sell all” exercise and/or a cashless “sell to cover” exercise) as it shall determine in its sole discretion, and/or may require you to sell any Shares acquired under the Plan within a specified period following your termination of employment.

You are responsible for obtaining all necessary exchange control approvals or making filings, where required, in order to remit payment for the purchase price of Shares subject to the Option to the Company. Further, you agree to repatriate all payments attributable to the Shares acquired under the Plan in accordance with local foreign exchange rules and regulations in your country of residence (and country of employment, if different). In addition, you also agree to take any and all actions, and consent to any and all actions taken by the Company and any of its Subsidiaries, as may be required to allow the Company and any of its Subsidiaries to comply with local laws, rules and regulations in your country of residence (and country of employment, if different). Finally, you agree to take any and all actions as may be required to comply with your personal legal and tax obligations under local laws, rules and regulations in your country of residence (and country of employment, if different).

You acknowledge and consent to the collection, use, processing and transfer of personal data as described in this paragraph. You understand that the Company and its subsidiaries hold certain personal information about you, including your name, home address and telephone number, date of birth, social security number, social insurance number or other employee identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all Options or any other entitlement to Shares of Common Stock awarded, canceled, purchased, vested, unvested or outstanding in your favor, for the purpose of managing and administering the Plan (“Data”). You further understand that the Company and/or its Subsidiaries will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of your participation in the Plan, and that the Company and/or any of its Subsidiaries may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. You understand that these recipients may be located in the United States and elsewhere. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of Shares on your behalf to a broker or other third party with whom you may elect to deposit any Shares acquired pursuant to the Plan. You understand and further authorize the Company and/or any of its Subsidiaries to keep Data in your personnel file. You also understand that you may, at any time, review Data, require any necessary amendments to Data or withdraw the consents herein in writing by contacting the Company. You further understand that withdrawing your consent may affect your ability to participate in the Plan.

This Option grant shall not limit or restrict the right of the Company or the Subsidiary that employs you to terminate your employment or service at any time or for any reason (as may otherwise be permitted under local law). You will have no entitlement to compensation or damages in consequence of the termination of your employment by CCPU, the Company, or any of its or their Subsidiaries for any reason whatsoever and whether or not in breach of contract, insofar as such entitlement arises or may arise from your ceasing to have rights under or to be entitled to vest in any Option as a result of such termination or from the loss or diminution in value of the same and, upon grant, you will be deemed irrevocably to have waived such entitlement.

Your Option may not be assigned, sold, encumbered, or in any way transferred or alienated. Repricing of this Option is not permitted, except as otherwise provided in the Plan, and the exercise price will in no circumstance be reduced to less than the Fair Market Value per Share on the date of grant.

The grant of the Option is not intended to be a public offering of securities in your country of residence (and country of employment, if different). The Company has not submitted any registration statement, prospectus or other filings with the local securities authorities (unless otherwise required under local law), and the grant of the Option is not subject to the supervision of the local securities authorities. No employee of the Company or any of the its Subsidiaries or affiliates is permitted to advise you on whether you should acquire Shares by exercising the Option under the Plan. Investment in Shares involves a degree of risk. Before deciding to acquire Shares by exercising the Option, you should carefully consider all risk factors relevant to the acquisition of Shares under the Plan and you should carefully review all of the materials related to the Option and the Plan. In addition, you should consult with your personal advisor for professional investment advice.

The Plan is governed by and subject to the laws of the State of Oregon, without giving effect to the conflicts of laws provisions thereof. Interpretation of the Plan and your rights under the Plan will be governed by provisions of the laws of the State of Oregon, without giving effect to the conflicts of laws provisions thereof.

Options covered by this Notice of Grant may have certain tax consequences at the time of exercise. You are encouraged to obtain independent tax advice before exercising any Options.

As a condition to the delivery of Shares upon your exercise of the Option, you must make arrangements satisfactory to the Company for the payment of any and all income tax (including U.S. federal, state and local taxes and/or non-U.S. taxes), social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”) required to be paid or withheld in connection with the exercise of the Option. If your country of residence (and/or country of employment, if different) requires withholding of Tax-Related Items, the Company may withhold a number of whole Shares otherwise issuable upon exercise of the Option that have an aggregate Fair Market Value sufficient to pay the minimum Tax-Related Items required to be withheld with respect to the exercised Option. For purposes of the foregoing, no fractional Shares will be withheld or issued pursuant to the grant of the Option and the issuance of Shares hereunder. Alternatively, the Company and/or the Subsidiary that employs you may, in its discretion, withhold any amount necessary to pay the Tax-Related Items from your salary or other amounts payable to you, with no withholding of Shares, or may require you to submit a cash payment equivalent to the minimum Tax-Related Items required to be withheld with respect to the exercised Option. In the event the withholding requirements are not satisfied, no Shares will be issued to you (or your estate) upon exercise of the Option unless and until satisfactory arrangements (as determined by the Company in its sole discretion) have been made by you with respect to the payment of any such Tax-Related Items. All other Tax-Related Items related to the Option and any Shares delivered in payment thereof are your sole responsibility.

Vesting and the duration of your Option are both subject to your continual employment with the Company or any of its Subsidiaries. Vesting will stop and your Option will automatically expire three months after termination of your employment with the Company or any of its Subsidiaries (12 months in the event of your death or Disability), or, if earlier, upon the expiration of the term of the Option. Notwithstanding anything to the contrary in the Plan or this Notice of Grant, and for purposes of clarity, any termination of employment shall be effective as of the date your active employment ceases and shall not be extended by any statutory or common law notice of termination period. Your Option is not transferable, does not imply any right to continued employment and may be exercised only by you.

The Company may, in its sole discretion, decide to deliver any documents related to the Option or other awards granted to you under the Plan by electronic means. You hereby consent to receive such documents be electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third-party designated by the Company.

If you are resident and/or employed outside of the United States, you acknowledge and agree that it is your express intent that this Notice of Grant, the Plan and all other documents, notices and legal proceedings entered into, given or instituted pursuant to the Options, be drawn up in English. If you have received the Notice of Grant, the Plan or any other documents related to the Options translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control.

The Company reserves the right to impose other requirements on the Option, any Shares acquired pursuant to the Option, and your participation in the Plan, to the extent the Company determines, in its sole discretion, that such other requirements are necessary or advisable in order to comply with local law or to facilitate the administration of the Plan. Such requirements may include (but are not limited to) requiring you to sign any agreements or undertakings that may be necessary to accomplish the foregoing.

Notwithstanding any provision of these terms and conditions to the contrary, the Option shall be subject to such special terms and conditions for your country of residence (and country of employment, if different), as the Company may determine in its sole discretion and which shall be set forth in an addendum to this Notice of Grant (the “Addendum”). If you transfer your residence and/or employment to another country, any special terms and conditions for such country will apply to the Option to the extent the Company determines, in its sole discretion, that the application of such terms and conditions is necessary or advisable in order to comply with local law or to facilitate the administration of the Plan. In all circumstances, the Addendum shall constitute part of the Notice of Grant and these terms and conditions.

By accepting this grant, you acknowledge all of the above as well as that you have received the Plan document, this Notice of Grant and the prospectus and agree that your participation in the Plan is governed by the terms and conditions set forth in the Plan document and this Notice of Grant, and to the extent not inconsistent, the prospectus.

E*TRADE

Your Option grant details have been posted on-line at www.etrade.com/stockplans. Your “stock plan” account will allow you to view your current balance of vested/unvested Options, exercise vested Options and initiate a variety of other Option management services.

Kim Moore is RadiSys’ Stock Plan Administrator. Please contact her at 503-615-1744 or via email kim.moore@radisys.com if you have any questions or concerns regarding the accuracy of Option data listed on-line, received Option grant documents, the process for exercising Options and/or terms and conditions of the Plan.